Exhibit 4.16

DESCRIPTION OF COTT COMMON SHARES

Cott Corporation (“Cott” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common shares, no par value per shares. Pursuant to its articles of amalgamation, as amended (its “articles”), Cott is authorized to issue:

•	an unlimited number of common shares, no par value per share;

•	an unlimited number of first preferred shares issuable in series;

•	an unlimited number of first series of first preferred shares designated as Series A Convertible First Preferred Shares;

•	an unlimited number of second series of first preferred shares designated as Series B Non-Convertible First Preferred Shares;

•	an unlimited number of second preferred shares issuable in series; and

•
an unlimited number of first series of second preferred shares designated as convertible, participating voting Second Preferred Shares, Series 1 (the first preferred shares, Series A Convertible First Preferred Shares, Series B

Non-Convertible First Preferred Shares, second preferred shares and Second Preferred Shares, Series 1 are collectively referred to as the “preferred shares”).

The following summary describes the material terms of Cott’s common shares but is not complete and is qualified by reference to Cott’s articles, and the second amended and restated by-law no. 2002-1 of Cott, as amended (the “2002-1 by-laws”) and by-law no. 2002-2 of Cott (the “2002-2 by-laws” and together with 2002-1 bylaws, its “by-laws”), as each may be amended from time to time and filed as exhibits to Cott’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Common Shares

The holders of Cott common shares are entitled to one vote per share on all matters to be voted on by the common shareowners. The holders of Cott common shares are not entitled to cumulative voting in the election of directors. Therefore, holders of a majority of the shares voting for the election of directors can elect all directors. Subject to preferences of any outstanding shares of preferred stock, the holders of Cott common shares are entitled to receive ratably any dividends Cott’s board of directors may declare out of funds legally available for the payment of dividends. If Cott is liquidated, dissolved or wound up, the holders of Cott common shares are entitled to share pro rata in all assets remaining after payment of, or provision for, liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of Cott common shares have no pre-emptive rights or rights to convert their common shares into any other securities. There are no redemption or sinking fund provisions applicable to the common shares. All outstanding common shares are fully paid and non-assessable.

Preferred Shares

Pursuant to its articles, Cott’s board of directors has the authority, without further action by the stockholders, to issue an unlimited number of both convertible and non-convertible preferred shares, which it issued in 2014 to finance a portion of the purchase price for an acquisition. All outstanding preferred shares were redeemed in 2015 for cash, and Cott has no plans to reissue those securities.

Pre-emptive Rights

Under Canadian law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the articles of amalgamation. Cott’s articles do not provide that Cott shareowners are entitled to pre-emptive rights.

Anti-Takeover Effects of Certain Provisions of Cott’s Articles and Cott’s By-laws

Provisions of Cott’s articles, Cott’s by-laws, Cott’s shareholder rights plan and Canadian law could have the effect of delaying or preventing a third party from acquiring Cott, even if the acquisition would benefit Cott’s shareowners. These provisions may delay, defer or prevent a tender offer or exchange offer or takeover attempt of Cott that a shareowner might consider in the shareowner’s best interest, including those attempts that might result in a premium over the market price for the shares held by Cott shareowners. These provisions are intended to enhance the likelihood of continuity and stability in the composition of Cott’s board of directors and in the policies formulated by the board of directors and to reduce vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of Cott’s outstanding shares, or an unsolicited proposal for Cott’s restructuring or sale of all or part of Cott’s business.

Unlimited Authorized but Unissued Common Shares and Preferred Shares

Unlimited authorized but unissued common shares and preferred shares are available for Cott’s board of directors to issue without shareowner approval. As noted above, the board of directors, without shareowner approval, has the authority under Cott’s articles to issue preferred shares with rights superior to the rights of the holders of common shares. As a result, preferred shares could be issued quickly, adversely affect the rights of holders of common shares and be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult. Cott may use the unlimited authorized common shares or preferred shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of Cott’s unlimited authorized but unissued common shares and preferred shares could render more difficult or discourage an attempt to obtain control of Cott by means of a proxy contest, tender offer or exchange offer, merger or other transaction.

Shareowner Action; Special Meetings of Shareowners

Cott’s articles and by-laws provide that no action shall be taken by the shareowners except at an annual or special meeting of the shareowners called in accordance with Cott’s by-laws or by written resolution signed by all shareowners entitled to vote on such resolution at a meeting of the shareowners, subject to a written statement with respect to the subject matter of the resolution submitted by a director or Cott’s auditor in accordance with Canadian law.

Cott’s articles also provide that special meetings of Cott’s shareowners may be called only by Cott’s board of directors, the chairman of the board of directors, the chairman of the executive committee or the president. However, the Canada Business Corporations Act (the “CBCA”) provides that shareowners of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of the shareowners for the purposes stated in such requisition. Upon receiving the requisition, the board of directors shall call a meeting of shareowners, unless (1) the board of directors have set a record date or called for a shareowners’ meeting and notice of this date has been given in accordance with the CBCA, or (2) the business of the meeting stated in the requisition clearly appears (a) to have as its primary purpose the enforcement of a personal claim or redress of a personal grievance against the corporation or its directors, officers or security holders or (b) not to relate in a significant way to the business or affairs of the corporation.

Shareholder Rights Plan

Cott is party to a shareholder rights plan agreement, pursuant to which one common share purchase right was issued for each outstanding Cott common share. Upon the occurrence of a transaction or event resulting in the beneficial ownership of 20% or more of the outstanding Cott common shares by one person, other than Cott or a subsidiary of Cott, and subject to certain other exceptions, purchase rights beneficially owned by such acquiring person or its affiliates will become void and the purchase rights (other than those beneficially owned by the acquiring person and its affiliates) entitle the holder to purchase, at a predetermined exercise price, that number of common shares having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances.

The shareholder rights plan must be reconfirmed at every third annual meeting of Cott’s shareowners following the 2018 Annual and Special Meeting of Shareowners or will otherwise terminate on the date of such third annual meeting. Notwithstanding the foregoing, the purchase rights will terminate on the close of business on May 1, 2028.

Advance Notice Requirements for Shareowner Proposals and Director Nominations

Cott’s by-laws provide that shareowners seeking to nominate candidates for election as directors at a meeting of shareowners must provide Cott with timely written notice of their proposal. Cott’s by-laws also specify requirements as to the form and content of a shareowner’s notice. These provisions may preclude shareowners from making nominations for directors at an annual meeting of shareowner.

Amendment to Cott’s Articles and Cott’s By-laws

Under the CBCA, an amendment to the articles of amalgamation generally requires the approval of not less than two-thirds of the votes cast by shareowners who voted in respect of that resolution. The CBCA further provides that, unless the articles, by-laws or a unanimous shareowner agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. When the directors amend or repeal a by-law, they are required to submit the change to the shareowners at the next meeting. Shareowners may confirm, reject, or amend the by-laws amendment or repeal by a resolution passed by a majority of the votes cast by the shareowners who voted in respect of that resolution.

Canadian Law

The CBCA does not contain a comparable provision to Section 203 of the DGCL’s anti-takeover law. However, certain Canadian securities regulatory authorities, including the Ontario Securities Commission, have addressed related party transactions in Multilateral Instrument 61-101—Take-Over Bids and Special Transactions, or “MI 61-101.” In a related party transaction, an issuer acquires or transfers an asset or treasury securities, or assumes or transfers a liability, from or to a related party in one or any combination of transactions. A related party is defined in the policies to include directors, senior officers and holders of at least 10% of the issuer’s voting securities. MI 61-101 requires detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. In addition, subject to certain exceptions, the policies require the proxy material to include a formal valuation of the subject matter of the related party transaction and any non-cash consideration and a summary of the valuation. The policies also require, subject to certain exceptions, that the shareowners of the issuer, other than the related party and its affiliates, separately approve the transaction.